Annex I

Filed Pursuant to Rule 433

Registration Statement No. 333-266487-05

Dated June 15, 2023

PECO Energy Company

$575,000,000 First and Refunding Mortgage Bonds 4.900% Series Due 2033

Pricing Term Sheet

Issuer:	PECO Energy Company
Ratings:	Aa3 (Moody’s); A (S&P); A+ (Fitch)
Securities:	First and Refunding Mortgage Bonds
Trade Date:	June 15, 2023
Settlement Date**:	June 23, 2023 (T+5)
Principal Amount:	$575,000,000
Maturity:	June 15, 2033
Coupon:	4.900%
Benchmark Treasury:	3.375% due May 15, 2033
Benchmark Treasury Price and Yield:	97-03+ / 3.726%
Spread to Benchmark Treasury:	120 basis points
Yield to Maturity:	4.926%
Public Offering Price:	99.798%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2023
Optional Redemption Provisions:

At any time prior to March 15, 2033 (3 months prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in each case, accrued and unpaid interest to the redemption date.

At any time on or after the Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

CUSIP:	693304BF3
ISIN:	US693304BF31
Joint Book Running Managers:	BofA Securities, Inc. PNC Capital Markets LLC
Senior Co-Manager: Co-Managers:	RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. M&T Securities, Inc. Bancroft Capital LLC Samuel A. Ramirez & Company, Inc. R. Seelaus & Co., LLC

Annex I

Filed Pursuant to Rule 433

Registration Statement No. 333-266487-05

Dated June 15, 2023

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about June 23, 2023, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc., toll-free at 1-800-294-1322, PNC Capital Markets LLC toll-free at 855-881-0697, RBC Capital Markets, LLC toll-free at 1-866-375-6829 and SMBC Nikko Securities America, Inc., toll-free at 1-888-868-6856.